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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2012

Washington DC 123

SEC FILE NUMBER

8- 8707

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2011___ AND ENDING ___12/31/2011___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dorn & Co., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 E WASHINGTON
                                    (No. and Street)

FERGUS FALLS   MN   56538-0748
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   LARRY DORN   218-739-5236
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   EIDE BAILLY LLP
                      (Name – if individual, state last, first, middle name)

   4310 17TH AVE S   FARGO   ND   58108-2545
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I,   RUSSELL (LARRY) DORN   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of   DORN & CO., INC.   , as of   DECEMBER 31   , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JILL NAOMI FLODEN
NOTARY PUBLIC - MINNESOTA
My Comm. Exp. Jan. 31, 2017

_____
Signature

CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CPAs & BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION

Mr. Larry Dorn
Dorn & Co., Inc.
Fergus Falls, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Dorn & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Dorn & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Dorn & Co., Inc.'s management is responsible for Dorn & Co., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

1

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
February 23, 2012

DORN & CO., INC.

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION**

YEARS ENDED DECEMBER 31, 2011 AND 2010

DORN & CO., INC.
TABLE OF CONTENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Fergus Falls, Minnesota

We have audited the accompanying statements of financial condition of Dorn & Co., Inc. as of December 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all respects, the financial position of Dorn & Co., Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Fargo, North Dakota
February 23, 2012

(1)

DORN & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS		
Cash and Cash Equivalents	$ 89,860	$ 59,452
Receivable from Broker - Dealers and Clearing Organizations	46,544	45,459
Officer Receivable	395	-
Trading Securities, at Market	10,014	-
Trading Deposit	283,559	293,559
Prepaid Expenses	2,993	2,802
Office Equipment and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $467,288 and $468,769 for 2011 and 2010, Respectively	113,503	133,408
Investment in Antique Personal Property	47,130	47,130
Deposit with Clearing Organization	25,000	25,000
TOTAL ASSETS	$ 618,998	$ 606,810

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
LIABILITIES		
Accounts Payable	$ 10,698	$ 14,234
Accrued Payroll Taxes	23,929	19,272
Accrued Expenses	27,328	23,675
Total Liabilities	61,955	57,181
STOCKHOLDER'S EQUITY		
Common Stock		
Par Value $10		
Authorized - 25,000 Shares		
Issued and Outstanding - 6,000 Shares	60,000	60,000
Retained Earnings	497,043	489,629
Total Stockholder's Equity	557,043	549,629
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 618,998	$ 606,810

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
INCOME		
Gain on Sale and Holding of Trading Account Securities	$ 53,362	$ 35,601
Commissions on Security Sales	36,077	51,063
Commissions and Concessions on Mutual Funds	739,511	667,686
Annuity Fees	14,969	9,407
Dividends and Interest Earned	7,284	9,381
Proceeds from NASD Merger	800	464
Total Income	852,003	773,602
EXPENSES		
Salaries and Commissions		
Executive	116,250	120,000
Registered Representative	184,096	138,652
Office and Clerical	142,507	144,937
Payroll Taxes	29,422	29,199
Advertising	7,825	13,819
Bank Service and Clearing Charges	30,580	25,566
Depreciation	22,797	21,546
Client Expense/Expos	4,744	14,556
Utilities and Building Occupancy	25,592	17,631
Licenses, Bonds and Insurance	6,651	5,981
Memberships, Books, Dues and Subscriptions	23,672	18,975
Office Supplies and Expense	11,178	10,105
Repairs and Maintenance	2,070	369
Postage	7,494	3,225
Professional Services	53,948	56,777
Rents	102,000	94,200
Travel and Entertainment	14,761	16,688
Telephone	6,504	6,322
Employee Benefits	-	331
Profit Sharing Trust Contributions	48,517	46,621
Donations	3,305	1,767
Loss on Disposal of Assets	376	-
Interest	-	25
Total Expenses	844,289	787,292
INCOME (LOSS) BEFORE PROVISIONS FOR INCOME TAXES	7,714	(13,690)
PROVISIONS FOR INCOME TAXES	300	300
NET INCOME (LOSS)	$ 7,414	$ (13,990)

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock	Retained Earnings	Total Stockholder's Equity
BALANCE - DECEMBER 31, 2009	$ 60,000	$ 503,619	$ 563,619
NET LOSS	-	(13,990)	(13,990)
BALANCE DECEMBER 31, 2010	60,000	489,629	549,629
NET INCOME	-	7,414	7,414
BALANCE DECEMBER 31, 2011	60,000	497,043	557,043

See accompanying Notes to Financial Statements.

(4)

DORN & CO., INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Received from Customers and Clients	$ 843,239	$ 832,734
Cash Payments to Brokers, Vendors and Employees	(816,548)	(768,871)
Interest and Dividends Received	7,284	9,381
Interest Paid	-	(25)
Income Taxes Paid	(300)	(300)
Net Cash Provided by Operating Activities	33,675	72,919
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment	(3,267)	(13,467)
NET INCREASE IN CASH AND CASH EQUIVALENTS	30,408	59,452
Cash and Cash Equivalents - Beginning of Year	59,452	-
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 89,860	$ 59,452
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net Income (Loss)	$ 7,414	$ (13,990)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities		
Depreciation	22,797	21,546
Loss on Disposal of Assets	375	-
Unrealized (Gain) on Trading Account	(14)	-
(Increase) Decrease in:		
Accounts Receivable	(1,085)	68,513
Officer Receivable	(395)	-
Prepaid Expenses	(191)	(445)
Increase (Decrease) in:		
Accounts Payable	(3,536)	8,494
Checks Written in Excess of Cash	-	(7,374)
Payroll Taxes	4,657	843
Other Liabilities	3,653	(4,668)
Net Cash Provided by Operating Activities	$ 33,675	$ 72,919

See accompanying Notes to Financial Statements

(5)

NOTE 1   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Dorn & Co., Inc.'s (the Company) business activities consist primarily of the purchase and sale of stocks, bonds and mutual funds on its own behalf and as broker or agent for others. The Company has a Principal's license to operate principally in the states of Minnesota, North Dakota and South Dakota. The Company is a registered insurance agent in the State of Minnesota. Records are maintained on the accrual basis whereby revenues are recognized as they are earned and expenses are reported as they are incurred. Security-related transactions are recorded on the basis of trade dates.

Securities Clearing

During 1999, the Company completed the conversion from a self-clearing broker to becoming fully-disclosed through RBC Dain Correspondent Services (DCS), a division of RBC Dain Incorporated, a Minnesota corporation.

Securities Insurance

Securities held in custody by DCS (the Company's clearing firm) are protected up to a total of $99,500,000 per account. Of this total, Securities Investor Protection Corporation (SIPC) provides $500,000, of which $100,000 may be in cash. The remaining $99,000,000 of coverage on securities only is provided by DCS through a commercial insurer. Investment Access and RBC Dain Retirement accounts are protected up to a total of $400,000,000. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities customers, but it does not protect against losses from the rise and fall in market value of investments.

Trading Securities and Deposits

The Company maintains a deposit at RBC Dain in the amount of $283,559 and $293,559 for the years ended December 31, 2011 and 2010 respectively, which is used to purchase Trading Securities. For the years ended December 31, 2011 and 2010, the Company had $10,014 and $-0-, respectively, in securities. Security appreciation in the amount of $14 has been reflected in operations as an unrealized gain. The funds are invested in a money market account and classified as a trading deposit. Trading securities are valued at quoted market values.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation to date. Depreciation is computed by the straight line method using estimated useful lives of 3 to 39 years. Depreciation expense for the years ended December 31, 2011 and 2010 was $22,797 and $21,546 respectively.

The Company's investment in antique personal property is valued at cost. Market value is not available for these assets. No depreciation is provided since they are deemed to have retained their value.

NOTE 1   **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Cash and Cash Equivalents

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from purchase and sales of debt and equity securities carried in the trading account are classified as operating activities. Customer and broker accounts and short-term borrowings having original maturities of three months or less are reported net.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company adopted the income tax standard for uncertain tax positions on January 1, 2009. As a result of the implementation, the Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2011. The Company's income tax returns are subject to review and examination by federal and state authorities, which includes tax returns for the years 2008 to 2011. However, due to the Company's net operating loss carryforward position, the federal and state statute of limitations is effectively open back to the tax year ended December 31, 2002, the earliest tax year available for the loss carryforward.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Advertising costs are expensed as incurred. The expense for the years ended December 31, 2011 and 2010 was $7,825 and $13,819, respectively.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

Trade Receivables

Trade receivables (Broker and Dealers – Open Transactions and Trading Receivable) are recorded and recognized on the books based upon information presented to the Company by third party entities from whom the receivable is due. No allowance is deemed to be necessary as it has been the experience of the Company that the full amount is collected and usually received within 30 days.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2012, the date the financial statements were available to be issued.

Fair Value of Financial Instruments

The Company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level I) and the lowest priority to unobservable inputs (Level III). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation technique as follows:

> *Level 1* – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

> *Level 2* – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

> *Level 3* – Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Subsequent to initial recognition, the Company may re-measure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

Professional standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at fair value for the initial and subsequent measurement on an instrument-by-instrument basis. The Company has not elected to measure any existing financial instruments at fair value. However, it may elect to measure the newly acquired financial instruments at fair value in the future.

NOTE 2   RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2011 and 2010, consist of the following:

	2011	2010
Fees and Commissions Receivable	$ 15,590	$ 23,607
Receivable from Clearing Organization	30,954	21,852
Total	$ 46,544	$ 45,459

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 3   BUSINESS LINK RESERVE ACCOUNT

The Company has an unsecured overdraft protection account with Bank of the West of Fergus Falls in the amount of $25,000. As of December 31, 2011 and 2010, $-0- was outstanding. The interest rate on the loan is the Prime rate at the time of the advance.

NOTE 4   NOTES RECEIVABLE - OFFICER

Notes Receivable – Officer are due on demand. Collection is intended to be pursued in the next year. Accordingly, the notes are presented as short term. The notes are unsecured. Collection is fully expected and accordingly, no allowance has been provided.

NOTE 5   INCOME TAXES

Income tax expense (benefit) has been computed at the statutory rates applicable during the years. The components of taxes on income at December 31, 2011 and 2010 are as follows:

	2011	2010
Current:		
State	$ 300	$ 300
Deferred Tax Benefit (Expense)	(3,395)	3,200
Valuation Allowance	3,395	(3,200)
Tax Provision	$ 300	$ 300

As of December 31, 2011, the Company had federal and state net operating loss carryforwards, which may be applied to future taxable income of $51,000 and $4,000, respectively. The net operating loss carryforwards will begin to expire in 2015.

At December 31, 2011 and 2010, deferred tax assets recognized for deductible net operating loss carryforwards and book versus tax differences for depreciation totaled $9,605 and $13,000, respectively. The deferred tax benefits have been offset in total by valuation allowances.

NOTE 6   PROFIT SHARING TRUST FUND

The Company has adopted a non-contributory profit sharing plan covering all full-time employees with one or more years of service, to which it has been paying a cash amount approximating 12 percent of the eligible salaries of those employees who have fulfilled the length of service requirement. Contributions to the plan are discretionary and totaled $48,517 and $46,621 for 2011 and 2010, respectively.

NOTE 7   NET CAPITAL REQUIREMENTS

As a registered Broker-Dealer, the Company is subject to the requirements of Rule 15(c)3-1 of the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a Broker-Dealer to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule requires a self-clearing broker to maintain a minimum of $250,000 in net capital, and prohibits a Broker-Dealer from permitting its aggregate indebtedness to exceed fifteen times its net capital as those terms are defined. Although the Company is no longer self-clearing, it still has chosen to maintain a minimum net capital of $250,000 in order to act as a principal. At December 31, 2011, aggregate indebtedness and net capital were $61,898 and $391,520, respectively, a ratio of .16 to 1. At December 31, 2010, aggregate indebtedness and net capital were $57,181 and $366,289, respectively, a ratio of .16 to 1.

NOTE 8   LEASE AGREEMENTS

As of July 1, 2007, the Company entered into a long-term lease agreement for the office space occupied for a time period of 10 years. Under the terms of the agreement, lease payments in the amount of $7,200 are due monthly based upon a square foot calculation. The agreement also calls for an annual review of lease payment amounts for possible adjustments to current market conditions. Under the terms of the agreement, the lease may be terminated early by the Company or building owner. Effective July 1, 2010, the lease agreement was increased to $8,500 per month. Lease expense was $102,000 and $94,200 for 2011 and 2010, respectively.

Future minimum lease payments under the agreement, at December 31, 2011 are as follows:

Year	Amount
2012	$ 102,000
2013	102,000
2014	102,000
2015	102,000
2016	102,000
Thereafter	51,000
Total	$ 561,000

NOTE 9 RELATED-PARTY TRANSACTIONS

The Company maintains its offices in a building owned by its sole shareholder, and paid $102,000 and $94,200 for rent in 2011 and 2010, respectively.

NOTE 10 CREDIT RISK

Amounts on deposit in the corporation bank account frequently exceeded the FDIC coverage for depositors. This results in a credit risk. Amounts on deposit with RBC Dain are covered by Securities Investor Protection Corporation (SIPC) as disclosed in Note 1, Securities Insurance.

Other financial instruments subject to off-balance-sheet credit risk include accounts receivable and trading and investment securities. The Company does not require collateral or other security to support receivables. At December 31, 2011 and 2010, the Company had accounts receivable from broker/dealer open transactions of $30,954 and $21,852, respectively.

The value of trading and investment securities is based on market values of the specific issues and thus subject to market fluctuations.

NOTE 11 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table sets forth by level, within the fair value hierarchy, the Company's investment at fair value as of December 31, 2011.

Corporate Bonds	Level 1	Level 2	Level 3	Total
Fergus Falls MN Health Care Bond	$ 10,014	$ -	$ -	$ 10,014

Unrealized gains are reported in the statement of operations. The unrealized gain on the corporate bonds is $14 for December 31, 2011.

For most financial instruments owned by the Company, including cash, accounts receivable and payable and trading securities, the fair value approximates their carrying value because of their short-term nature or because their interest rates are equal to current market rates. Trading securities and deposits are valued on the financial statements at current market values utilizing quoted market prices in active markets as of December 31, 2011 and 2010. Such market values represent a fair value of these financial instruments.

It was not practical to estimate the fair value of investment in antique personal property because a limited market exists for their sale or resale.

NOTE 12 RECLASSIFICATIONS

Certain items have been reclassified from the prior year. These reclassifications affect neither the net income nor retained earnings of the Company.

SUPPLEMENTARY INFORMATION



CPAs & BUSINESS ADVISORS

**INDEPENDENT AUDITOR'S REPORT ON SUPPLMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Board of Directors
Dorn & Co., Inc.
Fergus Falls, MN

We have audited the financial statements of Dorn & Co., Inc. as of and for the year ended December 31, 2011, and have issued our report thereon dated February 23, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the computation of net capital on page 13 required by Rule 17a-5 under the Securities Exchange Act of 1934 and the schedule of trading and investment securities on page 14 are presented for purposes of additional analysis and are not required parts of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

In addition, the schedule of insurance in force on page 15 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements and, accordingly, we express no opinion on it.

Eide Bailly LLP

Fargo, North Dakota
February 23, 2012

(12)

DORN & CO., INC.
COMPUTATION OF NET CAPITAL RECONCILIATION
DECEMBER 31, 2011 AND 2010

	2011	2010
TOTAL STOCKHOLDER'S EQUITY - PER BALANCE SHEET	$ 557,043	$ 549,629
DEDUCTIONS		
Unallowable Assets		
Prepaid Expenses	2,993	2,802
Officer Receivable	395	-
Property and Equipment - Net of Accumulated Depreciation	113,503	133,408
Investment in Antique Personal Property	47,130	47,130
Haircuts on Trading Account Securities		
Tax Exempt Bond	1,502	-
Total Deductions	165,523	183,340
NET CAPITAL	$ 391,520 [1]	$ 366,289 [1]
AGGREGATE INDEBTEDNESS	61,955	57,181
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	15.82%	15.61%

[1] The above computation of net capital was compared to the computation of net capital for the December 31, 2011 and 2010 FOCUS filing and no material differences existed.

DORN & CO., INC.
TRADING AND INVESTMENT SECURITIES
DECEMBER 31, 2011 AND 2010

	2011		2010	
	Market Value	Cost	Market Value	Cost
CORPORATE BONDS				
Fergus Falls Minn Health Care Bond, 5.00%, $10,000 par value	$ 10,014	$ 10,000	$ -	$ -

DORN & CO., INC.
INSURANCE IN FORCE
DECEMBER 31, 2011 AND 2010

EMPLOYEES	Worker's Compensation	Statutory
	Profit Sharing Blanket Bond	100M
BUSINESS OWNER'S POLICY	Business Liability	1,000M
	Medical Expense	5M
	Tenant's Fire, Legal	50M
	Hired/Non-Owned Autos	1,000M
	Building Replacement	560,200
	Business Personal Property	102,600
	Valuable Paper	10M
	Business Interruption	12 Months
	Outdoor Signs	5M
STOCKBROKERS	Blanket Bond (10M Deductible)	300M
	Fidelity and Deposit (5M Deductible)	25M
	Audit Expense Coverage	25M
	Unauthorized Signatures	25M
SECURITY BOND	North Dakota Blue Sky	25M
	Seaboard Security STAMP (5M Deductible)	100M
MAIL	First Class Mail/Certified Mail/Overnight	
	Non-Negotiable	5,000M
	Negotiable	5,000M



CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

The Board of Directors
Dorn & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Dorn & Co., Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(16)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Fargo, North Dakota
February 23, 2012